THE NORTH WEST COMPANY

September 8, 2005

05011227

Office of International Corporate Finance
The U.S. Securities & Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549
U.S.A.

SUPPL

Dear Sir or Madam:

NORTH WEST COMPANY FUND REPORTS SECOND QUARTER RESULTS
EXEMPTION NUMBER 82-34737

Attached please find the following documents, which have been filed on System for Electronic Document Analysis and Retrieval (SEDAR).

1. Certification of Interim Filings During Transition Period – President & CEO
2. Certification of Interim Filings During Transition Period – CFO
3. Second Quarter Interim Financial Statements
4. Interim MD&A
5. News Release

If you require further information, please feel free to contact me. Thanks.

Yours truly,

Reinhard Sedlacek
Director, Planning & Treasury Services &
Assistant Corporate Secretary
The North West Company
T:(204) 934 1525
F:(204) 934 1455
rsedlacek@northwest.ca

PROCESSED
SEP 19 2005
THOMSON
FINANCIAL

Northern

NORTHWEST COMPANY FUND, FILE NO. 82-34737
RULE 12g3-2(b) FILING.

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, LÉO P. CHARRIÈRE, Executive Vice President, Chief Financial Officer & Secretary of North West Company Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of North West Company Fund (the issuer) for the interim period ending July 30, 2005.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: September 7, 2005

"Léo P. Charrière"

Léo P. Charrière
Executive Vice President,
Chief Financial Officer & Secretary

RULE 12g3-2(b) FILING

2005 SECOND QUARTER REPORT TO UNITHOLDERS

Report to Unitholders

The North West Company Fund reports second quarter earnings to July 30, 2005 of $10.8 million, an increase of 15.5% to last year's second quarter earnings of $9.3 million. Diluted earnings per unit improved to $0.67 compared to $0.58 last year.

Sales increased 8.9% to $215.1 million and were up 11.0% excluding the foreign exchange impact of a stronger Canadian dollar compared to the second quarter last year. Sales increased 4.3% on a same store basis and were up 6.0% excluding the foreign exchange impact. Strong food and general merchandise sales at all of our banners continued to contribute to the results.

On behalf of the Trustees and the Board of Directors:

Ian Sutherland
Chairman

Edward S. Kennedy
President and Chief Executive Officer

Management's Discussion & Analysis

CONSOLIDATED RESULTS

Second quarter consolidated sales increased 8.9% (up 6.0% on a same store basis excluding the foreign exchange impact) to $215.1 million compared to $197.5 million in 2004. The stronger Canadian dollar had the result of reducing sales by $3.7 million. Diluted earnings per unit improved to $0.67 compared to $0.58 last year.

Trading profit[1] or net earnings before interest, income taxes, depreciation and amortization (EBITDA) increased 13.3% to $21.9 million compared to $19.3 million in the second quarter last year. Continued strong same store sales in both Canada and Alaska and lower expense rates contributed to this improvement. Interest expense increased 3.4% to $1.5 million due to higher working capital requirements compared to the second quarter last year. Income taxes of $3.3 million increased by $664,000 or 25.4% due to higher earnings in Canada and Alaska. Income tax deductions on interest paid to the Fund from Canadian operations have been maximized therefore earnings increases are fully subject to tax. The effective tax rate will increase as earnings continue to grow.

Year-to-date sales of $411.4 million increased 7.7%, up 9.6% excluding the foreign exchange impact of a stronger Canadian dollar compared to last year. Same store sales increased 4.2% and were up 5.8% excluding the foreign exchange impact. Trading profit increased 14.0% to $38.7 million compared to $33.9 million last year. Consolidated earnings increased 17.8% to $18.5 million from $15.7 million. The earnings per unit were $1.15 compared to $0.98 in 2004 on a fully diluted basis. The stronger Canadian dollar negatively impacted the conversion of Alaska earnings by $0.02 per unit.

CANADIAN OPERATIONS

Canadian sales for the quarter increased 11.1% (5.6% on a same store basis) to $171.0 million

[1] See Non GAAP Measures Section of Management's Discussion & Analysis

compared to $153.9 million last year. Trading profit increased 15.1% to $16.7 million from $14.5 million last year. As in the first quarter, new lower pricing programs in direct import merchandise and non-perishable food categories helped drive sales growth. In addition, big-ticket sales promotions were expanded leveraging the success of similar events last fall. Gross profit dollars increased 8.2% even though gross profit rates were down 89 basis points. Expenses were well controlled in the quarter in spite of the increase in fuel related operating expenses.

Canadian food sales increased 9.2% in the quarter compared to last year (5.3% on a same store basis). Northern/NorthMart sales were on plan reflecting a continued focus on aggressive key item pricing, expanded special buy programs and new product introductions. Leading categories were beverages, frozen food, food service and meats. Giant Tiger food sales continued to reflect market share gains as the banner becomes more established in Western Canada as a convenient, low-cost shopping format.

Canadian general merchandise sales were up 14.8% over last year (6.6% on a same store basis). Sales in the Northern/NorthMart stores benefited from new fashion merchandise, more aggressive marketing of the home furnishings category, credit-driven promotions and lower price points on direct import merchandise. Sales were healthy in all categories except toys and seasonal.

Best practice training, new in-store systems, streamlined work processes and the maturing of the Giant Tiger store base contributed to lower our payroll and drive down operating expenses, helping offset fuel-related cost increases.

ALASKAN OPERATIONS (stated in U.S. dollars)

Alaska Commercial Company (AC) sales for the quarter increased 10.1% (8.0% on a same store basis) to $35.6 million compared to $32.4 million last year.

AC retail food sales increased 8.6% (7.7% on a same store basis) reflecting improved economic activity and market share growth. Sales were strong in all categories with tobacco, grocery and frozen foods having the largest increase over last year. A state tobacco tax increase contributed to tobacco sales dollar growth.

Retail general merchandise sales were up 10.2% (9.3% on a same store basis) led by transportation, hardware and sporting goods categories. The transportation sales increase was stimulated by a successful extended payment plan promotion held in the month of June.

Quarterly sales at Frontier Expeditors (FE), AC's wholesale business, increased 17.1% over last year. Food sales increased 11.9% reflecting new account growth and general merchandise sales were up 78.4% due to an expanded product line.

AC trading profit increased $623,000 or 17.5% to $4.2 million reflecting increased sales and well managed operating expenses.

FINANCIAL CONDITION

Financial Ratios

The Fund continues to improve its financial position. The Company's debt-to-equity ratio at the end of the quarter was .53:1 compared to .56:1 last year. The debt-to-equity ratio at January 29, 2005 was 0.51:1.

Working capital increased $5.9 million compared to the same period in 2004 largely due to an increase in receivables and inventories, partly offset by an increase in bank advances, accounts payable and taxes payable.

Outstanding Units
The weighted average units outstanding for the quarter were 15,929,000 compared to 15,899,000 last year. The increase is due to fewer units held under the Company's Officer Unit Purchase Plan compared to last year.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operating activities for the quarter decreased to $6.7 million from $15.5 million last year. During the quarter a $5.2 million cash contribution was made to reduce the deficit in the Company's pension plan. Inventories increased due to earlier receipt of back to school merchandise, larger inventory purchases for stores serviced by sealift and higher freight costs included in closing inventories. Receivables were up due to marketing activities which promoted extended payment plans. Cash flow from operations in 2005 is expected to fund all distributions and capital expenditures for the year.

Cash flow used in investing activities in the quarter increased to $6.0 million from $4.6 million last year. The increase in the quarter is due to the investment in new stores in Canada and Alaska. In 2005, capital expenditures are expected to be $27.2 million versus $21.6 million in 2004. This planned increase reflects the opening of Giant Tiger stores as well as major store replacements and renovations in Northern Canada.

Cash use from financing activities in the quarter was $4.0 million compared to a use of cash of $12.0 million last year resulting from an increase in bank advances and short-term notes to finance the increase in working capital. Partially offsetting the increase in bank advances and short-term notes is an increase in distributions in the second quarter of 2005 compared to 2004.

OTHER HIGHLIGHTS

- A new Giant Tiger store opened in Brandon, Manitoba in May 2005.
- A new Giant Tiger store is scheduled to open in Prince Albert, Saskatchewan in October 2005.
- New AC Value Center stores were opened in Sand Point, Alaska in July 2005 and in Yakutat, Alaska in early August 2005.
- The Fund is considering a restructuring that would place the major part of the Canadian operations in a limited partnership. This would facilitate increases in unitholder distributions based on existing income levels and would enable higher distribution increases as the Fund's income grows. The restructuring is subject to receiving a satisfactory tax ruling and lender and unitholder approvals.

OUTLOOK

We believe sales momentum will remain positive in the third quarter compared to softer sales numbers in 2004. Current sales initiatives should continue to offset constraints on consumer discretionary spending due to fuel-related cost of living increases. Getting quality sales, streamlining costs and finding productivity gains will be a focus in the second half. The maturity of our Giant Tiger business should continue to deliver higher returns as more stores reach their second and third year of operation.

QUARTERLY RESULTS OF OPERATIONS

The following is a summary of selected quarterly financial information. Each quarter represents a 13-week period except the fourth quarter in 2003 which had 14-weeks.

Operating Results-Consolidated

($ in millions)	Second Quarter 2005	Second Quarter 2004	First Quarter 2005	First Quarter 2004	Fourth Quarter 2004	Fourth Quarter 2003	Third Quarter 2004	Third Quarter 2003
Sales	$ 215.1	$ 197.5	$196.2	$184.4	$209.9	$217.0	$197.0	$194.0
Trading profit	21.9	19.3	16.8	14.6	21.5	21.0	21.2	20.6
Net earnings	10.8	9.3	7.7	6.4	10.6	10.6	11.0	10.6
Net earnings per unit:								
Basic	0.68	0.59	0.49	0.40	0.66	0.66	0.69	0.67
Diluted	0.67	0.58	0.48	0.40	0.66	0.66	0.68	0.66

ACCOUNTING STANDARDS IMPLEMENTED IN 2005

There were no new accounting standards implemented in this quarter.

UNITHOLDER DISTRIBUTIONS

The Trustees declared a quarterly cash distribution of $0.47 per unit, which consists of $0.39 in interest income and $0.08 in dividend income to unitholders of record on September 30, 2005, payable on September 30, 2005 and distributable by October 15, 2005.

NON-GAAP MEASURES

(1) Trading Profit (EBITDA) is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings (loss), trading profit is a useful supplemental measure as it provides investors with an indication of the Company's ability to generate cash flows to fund its cash requirements, including distributions and capital investment. Investors should be cautioned, however, that trading profit should not be construed as an alternative to net earnings (loss) determined in accordance with GAAP as an indicator of NWF's performance. NWF's method of calculating trading profit may differ from other companies and, accordingly, trading profit may not be comparable to measures used by other companies.

A reconciliation of net earnings, the closest comparable GAAP measure, to trading profit or EBITDA for consolidated operations is provided below.

Reconciliation of net earnings to trading profit:

($ in thousands)	Second Quarter 2005	Second Quarter 2004	Year to Date 2005	Year to Date 2004
Net earnings	$ 10,764	$ 9,320	$ 18,509	$ 15,708
Add: Amortization	6,351	5,938	12,609	11,902
Interest expense	1,466	1,417	3,066	3,019
Income taxes	3,282	2,618	4,476	3,298
Trading profit	$ 21,863	$ 19,293	$ 38,660	$ 33,927

For trading profit information by business segment, see note 5 Segmented Information in the notes to the unaudited interim period consolidated financial statements.

****

Forward-Looking Statements

This Quarterly Report for North West Company Fund, including Management's Discussion and Analysis (MD&A), contains certain forward-looking statements. Such statements relate to, among other things, sales growth, expansion and growth of the Company's business, future capital expenditures and the Company's business strategy. Forward-looking statements are subject to inherent uncertainties and risks including but not limited to: general industry and economic conditions, changes in the Company's relationship within the communities its serves and with its suppliers, pricing pressure and other competitive factors, the availability and costs of merchandise, fuels and utilities, the results of the Company's ongoing efforts to improve cost effectiveness, the rates of return on the Company's pension plan assets, changes in regulatory requirements affecting the Company's business and the availability and terms of financing. Other risks are outlined in the Risk Management section of the MD&A included in the Fund's 2004 Management's Discussion & Analysis and Consolidated Financial Statements report. Consequently, actual results and events may vary significantly from those included in, contemplated or implied by such statements. In evaluating forward-looking statements, readers should specifically consider the various factors, which could cause actual events or results to differ materially from such forward-looking statements.

CONSOLIDATED BALANCE SHEETS

(unaudited, $ in thousands)	**July 30 2005**	July 31 2004 (Restated Note 1)	January 29 2005
ASSETS			
Current assets			
Cash	**$ 13,351**	$ 14,609	$ 11,438
Accounts receivable	**65,335**	54,155	69,040
Inventories	**130,002**	118,443	122,034
Prepaid expenses	**4,686**	5,135	2,663
Future income taxes	**2,138**	2,495	2,467
Total Current Assets	**215,512**	194,837	207,642
Property and equipment	**182,867**	190,447	186,104
Other assets	**16,678**	11,350	12,253
Future income taxes	**6,255**	8,782	7,932
Total Assets	**$ 421,312**	$ 405,416	$ 413,931
LIABILITIES			
Current liabilities			
Bank advances and short-term notes	**$ 38,843**	$ 30,306	$ 32,023
Accounts payable and accrued liabilities	**49,736**	46,586	52,070
Income taxes payable	**5,365**	1,791	3,539
Current portion of long-term debt	**104**	636	106
Total Current Liabilities	**94,048**	79,319	87,738
Long-term debt	**88,048**	96,158	88,803
Asset retirement obligations	**1,174**	1,072	1,105
Total Liabilities	**183,270**	176,549	177,646
EQUITY			
Capital	**165,205**	165,205	165,205
Unit purchase loan plan (Note 2)	**(5,904)**	(4,403)	(4,429)
Retained earnings	**73,911**	62,874	70,560
Cumulative currency translation adjustments	**4,830**	5,191	4,949
Total Equity	**238,042**	228,867	236,285
Total Liabilities and Equity	**$ 421,312**	$ 405,416	$ 413,931

See accompanying notes to unaudited interim period consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(unaudited, $ in thousands)	**13 Weeks Ended July 30 2005** (Restated Note 1)	13 Weeks Ended July 31 2004	26 Weeks Ended July 30 2005	26 Weeks Ended July31 2004 (Restated Note 1)
SALES	**$ 215,124**	$ 197,483	$ 411,361	$ 381,848
Cost of sales, selling and administrative expenses	**(193,261)**	(178,190)	(372,701)	(347,921)
Net earnings before amortization, interest and income taxes	**21,863**	19,293	38,660	33,927
Amortization	**(6,351)**	(5,938)	(12,609)	(11,902)
	15,512	13,355	26,051	22,025
Interest	**(1,466)**	(1,417)	(3,066)	(3,019)
	14,046	11,938	22,985	19,006
Provision for income taxes (Note 3)	**(3,282)**	(2,618)	(4,476)	(3,298)
NET EARNINGS FOR THE PERIOD	**10,764**	9,320	18,509	15,708
Retained earnings, beginning of period as previously reported	**70,726**	60,810	70,560	62,536
Accounting changes (Note 1)	**-**	-	-	(857)
as restated	**70,726**	60,810	70,560	61,679
Distributions	**(7,579)**	(7,256)	(15,158)	(14,513)
RETAINED EARNINGS, END OF PERIOD	**$ 73,911**	$ 62,874	$ 73,911	$ 62,874
NET EARNINGS PER UNIT				
Basic	**$0.68**	$0.59	$1.16	$0.99
Diluted	**$0.67**	$0.58	$1.15	$0.98
Weighted Average Number of Units Outstanding (000's)				
Basic	**15,929**	15,899	15,943	15,908
Diluted	**16,126**	16,126	16,126	16,126

See accompanying notes to unaudited interim period consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, $ in thousands)	**13 Weeks Ended July 30 2005**	13 Weeks Ended July 31 2004 (Restated Note 1)	26 Weeks Ended July 30 2005	26 Weeks Ended July 31 2004 (Restated Note 1)
CASH PROVIDED BY (USED IN)				
Operating Activities				
Net earnings for the period	**$ 10,764**	$ 9,320	$ 18,509	$ 15,708
Non-cash items				
Amortization	**6,351**	5,938	12,609	11,902
Future income taxes	**2,014**	117	1,991	(152)
Amortization of deferred financing costs	**46**	62	93	93
(Gain)/Loss on disposal of property and equipment	**79**	(51)	57	9
	19,254	15,386	33,259	27,560
Change in non-cash working capital	**(7,465)**	(2)	(7,070)	(4,342)
Change in other non-cash items	**(5,093)**	124	(4,520)	648
Operating activities	**6,696**	15,508	21,669	23,866
Investing Activities				
Purchase of property and equipment	**(6,600)**	(4,949)	(10,575)	(10,687)
Proceeds from disposal of property and equipment	**564**	369	650	438
Investing activities	**(6,036)**	(4,580)	(9,925)	(10,249)
Financing Activities				
Change in bank advances and short-term notes	**3,548**	(4,657)	6,845	(3)
Net purchase of units for unit purchase loan plan	**50**	55	(1,475)	(753)
Repayment of long-term debt	**(21)**	(155)	(43)	(366)
Distributions	**(7,579)**	(7,256)	(15,158)	(14,513)
Financing activities	**(4,002)**	(12,013)	(9,831)	(15,635)
NET CHANGE IN CASH	**(3,342)**	(1,085)	1,913	(2,018)
Cash, beginning of period	**16,693**	15,694	11,438	16,627
CASH, END OF PERIOD	**$ 13,351**	$ 14,609	$ 13,351	$ 14,609
Supplemental disclosure of cash paid for:				
Interest expense	**$ 2,624**	$ 2,675	$ 2,915	$ 2,936
Income taxes	**554**	2,311	832	3,609

See accompanying notes to unaudited interim period consolidated financial statements.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

1. Accounting Presentations and Disclosures

The unaudited interim period consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). These interim financial statements follow the same accounting policies and their methods of application as the 2004 annual financial statements, except as described below. Not all disclosures required by generally accepted accounting principles for annual financial statements are presented, and accordingly, the interim financial statements should be read in conjunction with the audited annual consolidated financial statements and the accompanying notes included in the North West Company Fund's 2004 Management's Discussion & Analysis and Consolidated Financial Statements report.

Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor (EIC Abstract 144)

As disclosed in Note 17 to the annual audited consolidated financial statements, in the third quarter of 2004 the Company adopted on a retroactive basis the Canadian Institute of Chartered Accountants (CICA) Emerging Issues Committee (EIC) Abstract 144 which provides guidance on accounting for cash consideration received from a vendor. As a result of the retroactive application of EIC 144, the unaudited interim consolidated financial statements for the second quarter of 2004 have been restated to reflect a decrease to opening retained earnings of $857,000 (net of current future income taxes recoverable of $486,000), a decrease to inventory of $1,322,000 and an increase of $21,000 to the cumulative currency translation adjustment. The impact on net earnings was not material.

2. Unit Purchase Loan Plan

Loans issued to officers to purchase units under the unit purchase loan plan are treated as a reduction of equity. These loans are non-interest bearing and repayable from the after tax distributions or if the officer sells the units or leaves the Company. The loans are secured by a pledge of 196,986 units of the Company with a quoted value at July 30, 2005 of $6,589,000. Loans receivable at July 30, 2005 of $5,904,000 are recorded as a reduction of equity. The loans have a term of five years. The maximum value of the loans under the plan is currently limited to $15,000,000.

3. Income Taxes

Certain interest amounts deducted by The North West Company Inc. are included as taxable income to unitholders of North West Company Fund upon distribution. The income tax benefit of loss carryforwards to the Company has been recorded in these financial statements as a future income tax asset.

4. Employee Future Benefits

The Company's expense for employee future benefits is included in cost of sales, selling and administrative expenses. The expense for the defined benefit pension plan and the defined contribution pension plan for the thirteen weeks ended July 30, 2005 is $667,000 (2004 - $458,000) and for the twenty six weeks ended July 30, 2005 $1,335,000 (2004 - $916,000). The Company maintains an employee savings plan for substantially all of its U.S. employees and recorded an expense for the thirteen weeks ended July 30, 2005 of US$35,000 (2004 - US$35,000) and for the twenty six weeks ended July 30, 2005 of US$74,000 (2004 - US$74,000).

In the thirteen weeks ended July 30, 2005, the Company made a $5,194,000 cash contribution to the defined benefit pension plans to reduce the deficit in the pension plans. The payment is included in other assets on the Company's consolidated balance sheet.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

5. Segmented Information ($ in thousands)

The Company operates predominantly within the retail industry in northern Canada and Alaska. The following information is presented for the two business segments:

	13 Weeks Ended July 30 2005	13 Weeks Ended July 31 2004	26 Weeks Ended July 30 2005	26 Weeks Ended July 31 2004
Sales				
Canada	$ 171,007	$ 153,887	$ 330,065	$ 300,786
Alaska	44,117	43,596	81,296	81,062
Total	$ 215,124	$ 197,483	$ 411,361	$ 381,848
Net earnings before amortization, interest and income taxes				
Canada	$ 16,695	$ 14,508	$ 30,785	$ 26,765
Alaska	5,168	4,785	7,875	7,162
Total	$ 21,863	$ 19,293	$ 38,660	$ 33,927
Net earnings before interest and income taxes				
Canada	$ 11,322	$ 9,591	$ 20,153	$ 16,885
Alaska	4,190	3,764	5,898	5,140
Total	$ 15,512	$ 13,355	$ 26,051	$ 22,025
Identifiable Assets				
Canada	$ 300,971	$ 288,153	$ 300,971	$ 288,153
Alaska	64,066	67,814	64,066	67,814
Total	$ 365,037	$ 355,967	$ 365,037	$ 355,967

6. Comparative Amounts

The comparative amounts have been reclassified to conform with the current year's presentation.

NORTH WEST COMPANY FUND
PRESS RELEASE

FOR IMMEDIATE RELEASE

NORTH WEST COMPANY FUND REPORTS 2005 SECOND QUARTER EARNINGS AND DECLARES A DISTRIBUTION

Winnipeg, September 7, 2005: North West Company Fund (the "Fund") today reported 2005 second quarter earnings for the period ended July 30, 2005 and declared a quarterly cash distribution of $0.47 per unit to unitholders of record on September 30, 2005, distributable by October 15, 2005.

Report to Unitholders

The North West Company Fund reports second quarter earnings to July 30, 2005 of $10.8 million, an increase of 15.5% to last year's second quarter earnings of $9.3 million. Diluted earnings per unit improved to $0.67 compared to $0.58 last year.

Sales increased 8.9% to $215.1 million and were up 11.0% excluding the foreign exchange impact of a stronger Canadian dollar compared to the second quarter last year. Sales increased 4.3% on a same store basis and were up 6.0% excluding the foreign exchange impact. Strong food and general merchandise sales at all of our banners continued to contribute to the results.

"We are very pleased with our market share gains in the quarter," said North West's President and CEO Edward Kennedy. "New products and promotions drove our top line while cost management offset the impact of higher energy prices on our expenses. This will continue to be our focus in the second half with more emphasis on inventory productivity and getting high quality sales."

Management's Discussion & Analysis

CONSOLIDATED RESULTS

Second quarter consolidated sales increased 8.9% (up 6.0% on a same store basis excluding the foreign exchange impact) to $215.1 million compared to $197.5 million in 2004. The stronger Canadian dollar had the result of reducing sales by $3.7 million. Diluted

earnings per unit improved to $0.67 compared to $0.58 last year.

Trading profit[1] or net earnings before interest, income taxes, depreciation and amortization (EBITDA) increased 13.3% to $21.9 million compared to $19.3 million in the second quarter last year. Continued strong same store sales in both Canada and Alaska and lower expense rates contributed to this improvement. Interest expense increased 3.4% to $1.5 million due to higher working capital requirements compared to the second quarter last year. Income taxes of $3.3 million increased by $664,000 or 25.4% due to higher earnings in Canada and Alaska. Income tax deductions on interest paid to the Fund from Canadian operations have been maximized therefore earnings increases are fully subject to tax. The effective tax rate will increase as earnings continue to grow.

Year-to-date sales of $411.4 million increased 7.7%, up 9.6% excluding the foreign exchange impact of a stronger Canadian dollar compared to last year. Same store sales increased 4.2% and were up 5.8% excluding the foreign exchange impact. Trading profit increased 14.0% to $38.7 million compared to $33.9 million last year. Consolidated earnings increased 17.8% to $18.5 million from $15.7 million. The earnings per unit were $1.15 compared to $0.98 in 2004 on a fully diluted basis. The stronger Canadian dollar negatively impacted the conversion of Alaska earnings by $0.02 per unit.

CANADIAN OPERATIONS

Canadian sales for the quarter increased 11.1% (5.6% on a same store basis) to $171.0 million compared to $153.9 million last year. Trading profit increased 15.1% to $16.7 million from $14.5 million last year. As in the first quarter, new lower pricing programs in direct import merchandise and non-perishable food categories helped drive sales growth. In addition, big-ticket sales promotions were expanded leveraging the success of similar events last fall. Gross profit dollars increased 8.2% even though gross profit rates were down 89 basis points. Expenses were well controlled in the quarter in spite of the increase in fuel related operating expenses.

Canadian food sales increased 9.2% in the quarter compared to last year (5.3% on a same store basis). Northern/NorthMart sales were on plan reflecting a continued focus on aggressive key item pricing, expanded special buy programs and new product introductions. Leading categories were beverages, frozen food, food service and meats. Giant Tiger food sales continued to reflect market share gains as the banner becomes more established in Western Canada as a convenient, low-cost shopping format.

Canadian general merchandise sales were up 14.8% over last year (6.6% on a same store basis). Sales in the Northern/NorthMart stores benefited from new fashion merchandise, more aggressive marketing of the home furnishings category, credit-driven promotions and lower price points on direct import merchandise. Sales were healthy in all categories except toys and seasonal.

Best practice training, new in-store systems, streamlined work processes and the maturing of the Giant Tiger store base contributed to lower our payroll and drive down operating expenses, helping offset fuel-related cost increases.

---

[1] See Non GAAP Measures Section of Management's Discussion & Analysis

ALASKAN OPERATIONS (stated in U.S. dollars)

Alaska Commercial Company (AC) sales for the quarter increased 10.1% (8.0% on a same store basis) to $35.6 million compared to $32.4 million last year.

AC retail food sales increased 8.6% (7.7% on a same store basis) reflecting improved economic activity and market share growth. Sales were strong in all categories with tobacco, grocery and frozen foods having the largest increase over last year. A state tobacco tax increase contributed to tobacco sales dollar growth.

Retail general merchandise sales were up 10.2% (9.3% on a same store basis) led by transportation, hardware and sporting goods categories. The transportation sales increase was stimulated by a successful extended payment plan promotion held in the month of June.

Quarterly sales at Frontier Expeditors (FE), AC's wholesale business, increased 17.1% over last year. Food sales increased 11.9% reflecting new account growth and general merchandise sales were up 78.4% due to an expanded product line.

AC trading profit increased $623,000 or 17.5% to $4.2 million reflecting increased sales and well managed operating expenses.

FINANCIAL CONDITION

Financial Ratios
The Fund continues to improve its financial position. The Company's debt-to-equity ratio at the end of the quarter was .53:1 compared to .56:1 last year. The debt-to-equity ratio at January 29, 2005 was 0.51:1.

Working capital increased $5.9 million compared to the same period in 2004 largely due to an increase in receivables and inventories, partly offset by an increase in bank advances, accounts payable and taxes payable.

Outstanding Units
The weighted average units outstanding for the quarter were 15,929,000 compared to 15,899,000 last year. The increase is due to fewer units held under the Company's Officer Unit Purchase Plan compared to last year.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operating activities for the quarter decreased to $6.7 million from $15.5 million last year. During the quarter a $5.2 million cash contribution was made to reduce the deficit in the Company's pension plan. Inventories increased due to earlier receipt of back to school merchandise, larger inventory purchases for stores serviced by sealift and higher freight costs included in closing inventories. Receivables were up due to marketing activities which promoted extended payment plans. Cash flow from operations in 2005 is expected to fund all distributions and capital expenditures for the year.

Cash flow used in investing activities in the quarter increased to $6.0 million from $4.6

million last year. The increase in the quarter is due to the investment in new stores in Canada and Alaska. In 2005, capital expenditures are expected to be $27.2 million versus $21.6 million in 2004. This planned increase reflects the opening of Giant Tiger stores as well as major store replacements and renovations in Northern Canada.

Cash use from financing activities in the quarter was $4.0 million compared to a use of cash of $12.0 million last year resulting from an increase in bank advances and short-term notes to finance the increase in working capital. Partially offsetting the increase in bank advances and short-term notes is an increase in distributions in the second quarter of 2005 compared to 2004.

OTHER HIGHLIGHTS

- A new Giant Tiger store opened in Brandon, Manitoba in May 2005.
- A new Giant Tiger store is scheduled to open in Prince Albert, Saskatchewan in October 2005.
- New AC Value Center stores were opened in Sand Point, Alaska in July 2005 and in Yakutat, Alaska in early August 2005.
- The Fund is considering a restructuring that would place the major part of the Canadian operations in a limited partnership. This would facilitate increases in unitholder distributions based on existing income levels and would enable higher distribution increases as the Fund's income grows. The restructuring is subject to receiving a satisfactory tax ruling and lender and unitholder approvals.

OUTLOOK

We believe sales momentum will remain positive in the third quarter compared to softer sales numbers in 2004. Current sales initiatives should continue to offset constraints on consumer discretionary spending due to fuel-related cost of living increases. Getting quality sales, streamlining costs and finding productivity gains will be a focus in the second half. The maturity of our Giant Tiger business should continue to deliver higher returns as more stores reach their second and third year of operation.

QUARTERLY RESULTS OF OPERATIONS

The following is a summary of selected quarterly financial information. Each quarter represents a 13-week period except the fourth quarter in 2003 which had 14-weeks.

Operating Results-Consolidated

	Second Quarter		First Quarter		Fourth Quarter		Third Quarter	
($ in millions)	2005	2004	2005	2004	2004	2003	2004	2003
Sales	$ 215.1	$ 197.5	$196.2	$184.4	$209.9	$217.0	$197.0	$194.0
Trading profit	21.9	19.3	16.8	14.6	21.5	21.0	21.2	20.6
Net earnings	10.8	9.3	7.7	6.4	10.6	10.6	11.0	10.6
Net earnings per unit:								
Basic	0.68	0.59	0.49	0.40	0.66	0.66	0.69	0.67
Diluted	0.67	0.58	0.48	0.40	0.66	0.66	0.68	0.66

ACCOUNTING STANDARDS IMPLEMENTED IN 2005

There were no new accounting standards implemented in this quarter.

UNITHOLDER DISTRIBUTIONS

The Trustees declared a quarterly cash distribution of $0.47 per unit, which consists of $0.39 in interest income and $0.08 in dividend income to unitholders of record on September 30, 2005, payable on September 30, 2005 and distributable by October 15, 2005.

NON-GAAP MEASURES

(1) Trading Profit (EBITDA) is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings (loss), trading profit is a useful supplemental measure as it provides investors with an indication of the Company's ability to generate cash flows to fund its cash requirements, including distributions and capital investment. Investors should be cautioned, however, that trading profit should not be construed as an alternative to net earnings (loss) determined in accordance with GAAP as an indicator of NWF's performance. NWF's method of calculating trading profit may differ from other companies and, accordingly, trading profit may not be comparable to measures used by other companies.

A reconciliation of net earnings, the closest comparable GAAP measure, to trading profit or EBITDA for consolidated operations is provided below.

Reconciliation of net earnings to trading profit:

	Second Quarter		Year to Date	
($ in thousands)	2005	2004	2005	2004
Net earnings	$ 10,764	$ 9,320	$ 18,509	$ 15,708
Add: Amortization	6,351	5,938	12,609	11,902
Interest expense	1,466	1,417	3,066	3,019
Income taxes	3,282	2,618	4,476	3,298
Trading profit	$ 21,863	$ 19,293	$ 38,660	$ 33,927

For trading profit information by business segment, see note 5 Segmented Information in the notes to the unaudited interim period consolidated financial statements.

****

Forward-Looking Statements

This Quarterly Report for North West Company Fund, including Management's Discussion and Analysis (MD&A), contains certain forward-looking statements. Such statements relate to, among other things, sales growth, expansion and growth of the Company's business, future capital expenditures and the Company's business strategy. Forward-looking statements are subject to inherent uncertainties and risks including but not limited to: general industry and economic conditions, changes in the Company's relationship within the communities its serves and with its suppliers, pricing pressure and other competitive factors, the availability and costs of merchandise, fuels and utilities, the results of the Company's ongoing efforts to improve cost effectiveness, the rates of return on the Company's pension plan assets, changes in regulatory requirements affecting the Company's business and the availability and terms of financing. Other risks are outlined in the Risk Management section of the MD&A included in the Fund's 2004 Management's Discussion & Analysis and Consolidated Financial Statements report. Consequently, actual results and events may vary significantly from those included in, contemplated or implied by such statements. In evaluating forward-looking statements, readers should specifically consider the various factors, which could cause actual events or results to differ materially from such forward-looking statements.

The North West Company Inc. (NWC) is a leading retailer of food and everyday products and services to rural communities and urban neighborhoods across Canada and Alaska. NWC operates 187 stores under a number of trading names, including Northern, NorthMart, Giant Tiger and AC Value Center, and provides catalogue shopping services through its *Selections* catalogue in northern Canada.

The units of the Fund trade on the TSX Toronto Stock Exchange under the symbol "NWF.UN".

-30-

For more information contact:

Edward Kennedy, President & CEO, The North West Company
phone (204) 934-1482; fax (204) 934-1317; email ekennedy@northwest.ca

Léo Charrière, Executive Vice-President, CFO and Secretary, The North West Company
phone (204) 934-1503; fax (204) 934-1455; email lcharriere@northwest.ca

or visit on-line at www.northwest.ca

CONSOLIDATED BALANCE SHEETS

(unaudited, $ in thousands)	**July 30 2005**	July 31 2004 (Restated Note 1)	January 29 2005
ASSETS			
Current assets			
Cash	**$ 13,351**	$ 14,609	$ 11,438
Accounts receivable	**65,335**	54,155	69,040
Inventories	**130,002**	118,443	122,034
Prepaid expenses	**4,686**	5,135	2,663
Future income taxes	**2,138**	2,495	2,467
Total Current Assets	**215,512**	194,837	207,642
Property and equipment	**182,867**	190,447	186,104
Other assets	**16,678**	11,350	12,253
Future income taxes	**6,255**	8,782	7,932
Total Assets	**$ 421,312**	$ 405,416	$ 413,931
LIABILITIES			
Current liabilities			
Bank advances and short-term notes	**$ 38,843**	$ 30,306	$ 32,023
Accounts payable and accrued liabilities	**49,736**	46,586	52,070
Income taxes payable	**5,365**	1,791	3,539
Current portion of long-term debt	**104**	636	106
Total Current Liabilities	**94,048**	79,319	87,738
Long-term debt	**88,048**	96,158	88,803
Asset retirement obligations	**1,174**	1,072	1,105
Total Liabilities	**183,270**	176,549	177,646
EQUITY			
Capital	**165,205**	165,205	165,205
Unit purchase loan plan (Note 2)	**(5,904)**	(4,403)	(4,429)
Retained earnings	**73,911**	62,874	70,560
Cumulative currency translation adjustments	**4,830**	5,191	4,949
Total Equity	**238,042**	228,867	236,285
Total Liabilities and Equity	**$ 421,312**	$ 405,416	$ 413,931

See accompanying notes to unaudited interim period consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(unaudited, $ in thousands)	**13 Weeks Ended July 30 2005** (Restated Note 1)	13 Weeks Ended July 31 2004	26 Weeks Ended July 30 2005	26 Weeks Ended July31 2004 (Restated Note 1)
SALES	**$ 215,124**	$ 197,483	$ 411,361	$ 381,848
Cost of sales, selling and administrative expenses	**(193,261)**	(178,190)	(372,701)	(347,921)
Net earnings before amortization, interest and income taxes	**21,863**	19,293	38,660	33,927
Amortization	**(6,351)**	(5,938)	(12,609)	(11,902)
	15,512	13,355	26,051	22,025
Interest	**(1,466)**	(1,417)	(3,066)	(3,019)
	14,046	11,938	22,985	19,006
Provision for income taxes (Note 3)	**(3,282)**	(2,618)	(4,476)	(3,298)
NET EARNINGS FOR THE PERIOD	**10,764**	9,320	18,509	15,708
Retained earnings, beginning of period as previously reported	**70,726**	60,810	70,560	62,536
Accounting changes (Note 1)	-	-	-	(857)
as restated	**70,726**	60,810	70,560	61,679
Distributions	**(7,579)**	(7,256)	(15,158)	(14,513)
RETAINED EARNINGS, END OF PERIOD	**$ 73,911**	$ 62,874	$ 73,911	$ 62,874
NET EARNINGS PER UNIT				
Basic	**$0.68**	$0.59	$1.16	$0.99
Diluted	**$0.67**	$0.58	$1.15	$0.98
Weighted Average Number of Units Outstanding (000's)				
Basic	**15,929**	15,899	15,943	15,908
Diluted	**16,126**	16,126	16,126	16,126

See accompanying notes to unaudited interim period consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, $ in thousands)	**13 Weeks Ended July 30 2005**	13 Weeks Ended July 31 2004 (Restated Note 1)	26 Weeks Ended July 30 2005	26 Weeks Ended July 31 2004 (Restated Note 1)
CASH PROVIDED BY (USED IN)				
Operating Activities				
Net earnings for the period	**$ 10,764**	$ 9,320	$ 18,509	$ 15,708
Non-cash items				
Amortization	**6,351**	5,938	12,609	11,902
Future income taxes	**2,014**	117	1,991	(152)
Amortization of deferred financing costs	**46**	62	93	93
(Gain)/Loss on disposal of property and equipment	**79**	(51)	57	9
	19,254	15,386	33,259	27,560
Change in non-cash working capital	**(7,465)**	(2)	(7,070)	(4,342)
Change in other non-cash items	**(5,093)**	124	(4,520)	648
Operating activities	**6,696**	15,508	21,669	23,866
Investing Activities				
Purchase of property and equipment	**(6,600)**	(4,949)	(10,575)	(10,687)
Proceeds from disposal of property and equipment	**564**	369	650	438
Investing activities	**(6,036)**	(4,580)	(9,925)	(10,249)
Financing Activities				
Change in bank advances and short-term notes	**3,548**	(4,657)	6,845	(3)
Net purchase of units for unit purchase loan plan	**50**	55	(1,475)	(753)
Repayment of long-term debt	**(21)**	(155)	(43)	(366)
Distributions	**(7,579)**	(7,256)	(15,158)	(14,513)
Financing activities	**(4,002)**	(12,013)	(9,831)	(15,635)
NET CHANGE IN CASH	**(3,342)**	(1,085)	1,913	(2,018)
Cash, beginning of period	**16,693**	15,694	11,438	16,627
CASH, END OF PERIOD	**$ 13,351**	$ 14,609	$ 13,351	$ 14,609
Supplemental disclosure of cash paid for:				
Interest expense	**$ 2,624**	$ 2,675	$ 2,915	$ 2,936
Income taxes	**554**	2,311	832	3,609

See accompanying notes to unaudited interim period consolidated financial statements.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

1. Accounting Presentations and Disclosures

The unaudited interim period consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). These interim financial statements follow the same accounting policies and their methods of application as the 2004 annual financial statements, except as described below. Not all disclosures required by generally accepted accounting principles for annual financial statements are presented, and accordingly, the interim financial statements should be read in conjunction with the audited annual consolidated financial statements and the accompanying notes included in the North West Company Fund's 2004 Management's Discussion & Analysis and Consolidated Financial Statements report.

Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor (EIC Abstract 144)

As disclosed in Note 17 to the annual audited consolidated financial statements, in the third quarter of 2004 the Company adopted on a retroactive basis the Canadian Institute of Chartered Accountants (CICA) Emerging Issues Committee (EIC) Abstract 144 which provides guidance on accounting for cash consideration received from a vendor. As a result of the retroactive application of EIC 144, the unaudited interim consolidated financial statements for the second quarter of 2004 have been restated to reflect a decrease to opening retained earnings of $857,000 (net of current future income taxes recoverable of $486,000), a decrease to inventory of $1,322,000 and an increase of $21,000 to the cumulative currency translation adjustment. The impact on net earnings was not material.

2. Unit Purchase Loan Plan

Loans issued to officers to purchase units under the unit purchase loan plan are treated as a reduction of equity. These loans are non-interest bearing and repayable from the after tax distributions or if the officer sells the units or leaves the Company. The loans are secured by a pledge of 196,986 units of the Company with a quoted value at July 30, 2005 of $6,589,000. Loans receivable at July 30, 2005 of $5,904,000 are recorded as a reduction of equity. The loans have a term of five years. The maximum value of the loans under the plan is currently limited to $15,000,000.

3. Income Taxes

Certain interest amounts deducted by The North West Company Inc. are included as taxable income to unitholders of North West Company Fund upon distribution. The income tax benefit of loss carryforwards to the Company has been recorded in these financial statements as a future income tax asset.

4. Employee Future Benefits

The Company's expense for employee future benefits is included in cost of sales, selling and administrative expenses. The expense for the defined benefit pension plan and the defined contribution pension plan for the thirteen weeks ended July 30, 2005 is $667,000 (2004 - $458,000) and for the twenty six weeks ended July 30, 2005 $1,335,000 (2004 - $916,000). The Company maintains an employee savings plan for substantially all of its U.S. employees and recorded an expense for the thirteen weeks ended July 30, 2005 of US$35,000 (2004 - US$35,000) and for the twenty six weeks ended July 30, 2005 of US$74,000 (2004 - US$74,000).

In the thirteen weeks ended July 30, 2005, the Company made a $5,194,000 cash contribution to the defined benefit pension plans to reduce the deficit in the pension plans. The payment is included in other assets on the Company's consolidated balance sheet.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

5. Segmented Information ($ in thousands)

The Company operates predominantly within the retail industry in northern Canada and Alaska. The following information is presented for the two business segments:

	13 Weeks Ended July 30 2005	13 Weeks Ended July 31 2004	26 Weeks Ended July 30 2005	26 Weeks Ended July 31 2004
Sales				
Canada	$ 171,007	$ 153,887	$ 330,065	$ 300,786
Alaska	44,117	43,596	81,296	81,062
Total	$ 215,124	$ 197,483	$ 411,361	$ 381,848
Net earnings before amortization, interest and income taxes				
Canada	$ 16,695	$ 14,508	$ 30,785	$ 26,765
Alaska	5,168	4,785	7,875	7,162
Total	$ 21,863	$ 19,293	$ 38,660	$ 33,927
Net earnings before interest and income taxes				
Canada	$ 11,322	$ 9,591	$ 20,153	$ 16,885
Alaska	4,190	3,764	5,898	5,140
Total	$ 15,512	$ 13,355	$ 26,051	$ 22,025
Identifiable Assets				
Canada	$ 300,971	$ 288,153	$ 300,971	$ 288,153
Alaska	64,066	67,814	64,066	67,814
Total	$ 365,037	$ 355,967	$ 365,037	$ 355,967

6. Comparative Amounts

The comparative amounts have been reclassified to conform with the current year's presentation.